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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   18    )*
                                          ---------

                             FIFTH DIMENSION INC.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.50 Par Value Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  316711-10-0
           --------------------------------------------------------
                                 (CUSIP Number)

                Edward M. Gilbert, 330 Garfield Street, # 200,
                         Santa Fe, New Mexico   87501
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 18, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP No. 316711-10-0                                      Page  2  of  7  Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         EDWARD M. GILBERT     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
                         PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                          USA
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER        404,730 SHARES (SEE ITEM 5
 BY EACH REPORTING                                       ATTACHED HERETO)
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER        0 SHARES (SEE ITEM 5
                                                   ATTACHED HERETO)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER        404,730 SHARES (SEE ITEM 5
                                                         ATTACHED HERETO)
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER        0 SHARES (SEE ITEM 5
                                                   ATTACHED HERETO)
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      404,730 SHARES (SEE ITEM 5 ATTACHED HERETO)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      37.01% (SEE ITEM 5 ATTACHED HERETO)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                      IN
-------------------------------------------------------------------------------

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                                                          Page  3  of  7  Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.33-1/3 par value of the Issuer, Fifth Dimension, Inc., a New Jersey Corporation, (the "Common Stock"). The Issuer's principal executive offices are located at: 801 New York Avenue, Trenton, New Jersey 08638-3982.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total purchase price of the 404,730 shares of Common Stock reported in this statement was $980,748.14. The source of these funds was $202,533.70 from Edward Gilbert's retirement account, $777,975.94 from Mr. Gilbert's personal funds.

     The increased cost of the shares of Common Stock in the amount of $40,250 reflects Mr. Gilbert's purchase of an aggregate of 35,000 shares of the Common Stock in market transactions for the price, plus commissions set forth below. The increased cost was paid by Mr. Gilbert from his personal funds as set forth below:

-------------------------------------------------------------------------
  Date        Number       Price    Purchase                    Total
-------------------------------------------------------------------------
Purchased    of Shares   Per Share    Price   Commissions   Consideration
-------------------------------------------------------------------------

-------------------------------------------------------------------------
11-18-96      35,000       $1.15     $40,250        $0.00         $40,250
-------------------------------------------------------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Gilbert beneficially owns 404,730 shares of Common Stock which constitutes 37.01% of the shares of Common Stock outstanding (exclusive of treasury shares) at November 18, 1996.

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                                                          Page  4  of  7  Pages

Mr. Gilbert has the sole power to vote and the sole power to dispose of all of these shares.

     (b) The following are the details of the filing of Schedule 13D and amendments thereto by Edward Gilbert with respect to the Common Stock:

Filing              Date Filed               Filer
------              ----------               -----

Schedule 13D        Apr. 18, 1991            Edward and Gail Gilbert
Amendment #1        Aug. 23, 1991            Edward and Gail Gilbert
Amendment #2        Sept. 30, 1991           Edward and Gail Gilbert
Amendment #3        Jan. 16, 1992            Edward Gilbert
Amendment #4        June 30, 1992            Edward Gilbert
Amendment #5        Jan. 11, 1993            Edward Gilbert
Amendment #6        May 21, 1993             Edward Gilbert
Amendment #7        July 14, 1993            Edward Gilbert
Amendment #8        Nov. 2, 1993             Edward Gilbert
Amendment #9        Dec. 2, 1993             Edward Gilbert
Amendment #10       Dec. 18, 1993            Edward Gilbert
Amendment #11       Feb. 16, 1994            Edward Gilbert
Amendment #12       July 17, 1994            Edward Gilbert
Amendment #13       Oct. 25, 1994            Edward Gilbert
Amendment #14       March 31, 1995           Edward Gilbert
Amendment #15       May 19, 1995             Edward Gilbert
Amendment #16       Jan. 17, 1996            Edward Gilbert
Amendment #17       May 1, 1996              Edward Gilbert

     During the past sixty (60) days, no transactions in the Common Stock were effected by Edward Gilbert, except as described in Item 3 above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     (a) Edward Gilbert has had a social and business relationship with M. Thomas Wilson, 330 Garfield Street, Santa Fe, New Mexico, 87501 for over five years, including acting as officers and shareholders of corporations engaged in the acquisition, ownership

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                                                          Page  5  of  7  Pages

and management of real property. Mr. Wilson acquired 10,000 shares of the Common Stock of the Issuer over one year ago (1.09% of the Common Stock of the Issuer outstanding, exclusive of treasury shares, at November 18, 1996). Edward Gilbert expressly disclaims any agreement to act with Mr. Wilson for any purpose with respect to the Common Stock of the Issuer, and further disclaims any beneficial ownership in the Common Stock of the Issuer held by Mr. Wilson, and further disclaims that Mr. Wilson has any beneficial ownership in Common Stock of the Issuer held by Mr. Gilbert.

     (b) Amendment Number 1 to Schedule 13D filed by Edward and Gail Gilbert with respect to the Common Stock, and Amendments Number 7, 10, 11, and 12 filed by Edward Gilbert with respect to the Common Stock, as set forth in
Item 5(b) above, disclosed that Edward Gilbert has had a social and business relationship with Peter N. Heydon for over ten years. The Amendments disclosed the acquisition and beneficial ownership by Mr. Peter Heydon of 70,000 shares of common stock of the Issuer, and the election of Peter Heydon to the Board of Directors. Mr. Heydon does not represent Mr. Gilbert's interests. Mr. Heydon acquired 10,000 shares of Common Stock of the Issuer in November 1996 and is the beneficial owner of 81,000 shares of Common Stock of the Issuer (7.41% of the Common Stock of the Issuer, exclusive of treasury shares, outstanding as of November 18, 1996). Edward Gilbert expressly disclaims any agreement to act with Mr. Heydon for any purpose with respect to the Common Stock of the Issuer, and further disclaims any

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                                                          Page  6  of  7  Pages

beneficial ownership in the Common Stock of the Issuer held by Mr. Heydon, and further disclaims that Mr. Heydon has any beneficial ownership in Common Stock of the Issuer held by Mr. Gilbert.

     (c) Amendments Number 4 and 7 to Schedule 13D filed by Edward Gilbert with respect to the Common Stock, as set forth in Item 5(b) above, disclosed that Edward Gilbert has had a social and business relationship with Fred Kolber, Ed Berman, and Jeffrey Tucker for over eight years. With respect to Mr. Kolber and Mr. Berman, such relationships have included acting as officers, directors and shareholders of corporations engaged in the acquisition, ownership and management of real property. Such amendments disclosed that Messrs. Kolber, Tucker and Berman were principals of Greenwich Options Fund, L.P., and Fred Kolber & Co., which entities acquired and owned 48,250 shares of Common Stock of the Issuer. Amendment Number 7 disclosed that Mr. Berman owned 2,500 shares of Common Stock of the Issuer. Edward Gilbert expressly disclaims any agreement to act with Mr. Kolber, Mr. Tucker, Mr. Berman, Greenwich Options Funds, L.P., and/or Fred Kolber & Co. (collectively the "Greenwich Group") for any purpose with respect to the Common Stock of the Issuer, and further disclaims any beneficial ownership in the Common Stock of the Issuer held by the Greenwich Group, and further disclaims that the Greenwich Group has any beneficial ownership in Common Stock of the Issuer held by Mr. Gilbert.

     (d) In November 1996, Greenwich Options Fund, L.P. and Fred Kolber & Co. sold their 48,250 shares of Common Stock of the Issuer

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                                                          Page  7  of  7  Pages

to Bishop Rosen & Company, a member of the National Association of Securities Dealers, Inc. In November 1996, Mr. Ed Berman acquired 17,000 shares of Common Stock of the Issuer from Bishop Rosen & Company. Mr. Berman is currently the owner of 19,500 shares of Common Stock of the Issuer (1.78% of the Common Stock of the Issuer outstanding, exclusive of treasury shares, at November 18, 1996). On November 18, 1996, Mr. Gilbert acquired 35,000 shares of Common Stock of the Issuer from Bishop Rosen & Company, as set forth in
Item 3 above. In November 1996, Mr. Peter Heydon purchased 10,000 shares of Common Stock of the Issuer from Bishop Rosen & Company. Mr. Gilbert has not acted together with Mr. Heydon, Mr. Berman or any other person for the purpose of acquiring, holding, voting, or disposing of any securities of the Issuer. The following individuals are the beneficial owners of the following number of shares of Common Stock of the Issuer, which shares equal the following percentages of the Common Stock of the Company outstanding at November 18, 1996, exclusive of treasury shares: Edward Gilbert - 404,730 shares (37.01%), Peter Heydon - 81,000 shares (7.41%), Ed Berman - 19,500 shares (1.78%), M. Thomas Wilson - 10,000 shares (1.09%). The total of such percentages is 47.29%.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


 12/12/96                    /s/ Edward M. Gilbert
----------                   ---------------------
Date                         Edward M. Gilbert